Exhibit (a)(5)(ii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Common Stock (as defined below) (including shares of Common Stock represented by American Depositary Shares) of Mobile TeleSystems Public Joint Stock Company. The Tender Offer (as defined below) is made only pursuant to the Offer to Purchase to Holders of Shares of Common Stock and ADS Holders, dated January 17, 2017, the related Common Stock Letter of Transmittal with respect to the shares of Common Stock and the related ADS Letter of Transmittal with respect to the American Depositary Shares. The Tender Offer is not being made, directly or indirectly, in or into, or by use of mails of, or by other means (including, without limitation, facsimile transmission, email, telex and telephone), or via any facilities of a national securities exchange of Australia, Canada, Japan or any other jurisdiction where the making of the Tender Offer into or inside such jurisdiction would constitute violation of the laws of such jurisdiction. In any jurisdiction where the securities or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of the Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Mobile TeleSystems Public Joint Stock Company

(incorporated and registered in the Russian Federation, No. 1027700149124)

Return of Cash to Holders of Shares of Common Stock and ADS Holders
of Mobile TeleSystems Public Joint Stock Company
by way of a Tender Offer by its Wholly-Owned Subsidiary

Stream Digital, LLC

for Common Stock

(including Common Stock represented by ADSs)

up to a Maximum Aggregate Purchase Amount of

RUB 4,647,186,170 (US$77,959,842)

The return of cash to Holders of shares of common stock, par value RUB 0.10 per share (the “Common Stock”) and American Depositary Shares (“ADSs”) of Mobile TeleSystems Public Joint Stock Company, a public joint stock company incorporated under the laws of the Russian Federation (the “Company”) is being implemented by way of a cash tender offer by the Company’s wholly-owned subsidiary, Stream Digital, LLC (the “Offeror”), up to a maximum aggregate purchase amount of RUB 4,647,186,170 (which equates to approximately US$77,959,842 as of January 17, 2017 based on an exchange rate of US$1.00 to RUB 59.61), on the terms and subject to the conditions described in the Offer to Purchase, dated January 17, 2017 (the “Offer to Purchase”), the related Common Stock Letter of Transmittal with respect to the shares of Common Stock and the related ADS Letter of Transmittal with respect to the ADSs (which collectively, as they may be amended and supplemented from time to time, constitute the “Tender Offer”). Credit Suisse Securities (USA) LLC is the Dealer Manager for the Tender Offer. ADS Holders may participate in the Tender Offer by tendering ADSs.

THIS TENDER OFFER WILL EXPIRE AT 5:00 P.M. (NEW YORK CITY TIME) ON
FEBRUARY 14, 2017 FOR ADSs AND AT 10:00 A.M. (MOSCOW TIME) ON FEBRUARY 15, 2017
FOR COMMON STOCK, UNLESS THE TENDER OFFER IS EXTENDED.

The Tender Offer is not conditioned on any minimum number of shares being tendered or on the Company obtaining additional financing. The Tender Offer is, however, subject to certain other conditions set forth in the Offer to Purchase, such as there not arising any material adverse change or certain other force majeure events prior to the closing of the Tender Offer.

Upon the terms and subject to the conditions of the Tender Offer, which will be conducted through a modified “Dutch auction” process, a single per share of Common Stock purchase price, not greater than RUB 283.00 nor less than RUB 253.00 per share of Common Stock, less any applicable withholding taxes and any applicable fees and expenses contemplated under the Deposit Agreement and without interest, will be determined that will be paid to the holder in cash for shares of Common Stock (including shares of Common Stock represented by ADSs) properly tendered and not properly withdrawn in the Tender Offer, taking into account the total number of shares of Common Stock (including shares of Common Stock represented by ADSs) properly tendered and the prices specified by tendering Holders of shares of Common Stock and ADS Holders.

The lowest purchase price (in increments of RUB 5.00) within the price range specified above that will enable the purchase of shares of Common Stock (including shares of Common Stock represented by ADSs) having an aggregate purchase price of RUB 4,647,186,170 will be selected (the “Strike Price”). All shares of Common Stock (including shares of Common Stock represented by ADSs) that are purchased in the Tender Offer will be acquired at the same purchase price regardless of whether any such shares of Common Stock are tendered at a lower price. Only shares of Common Stock properly tendered at prices at or below the Strike Price or as tenders of shares of Common Stock (including shares of Common Stock represented by ADSs) at the Strike Price rather than at a selected price in the price range set forth in the Tender Offer (“Strike Price Tenders”) and not properly withdrawn will be purchased. However, because of the proration provisions described in the Offer to Purchase, not all of the shares of Common Stock tendered at or below the Strike Price or as Strike Price Tenders will be purchased if, based on the Strike Price, shares of Common Stock (including shares of Common Stock represented by ADSs) having an aggregate purchase price in excess of RUB 4,647,186,170 are properly tendered and not properly withdrawn. If the shares of Common Stock underlying an ADS Holder’s ADSs are not accepted for purchase for any reason or a tender is withdrawn, those ADSs will be returned promptly after the expiration of the Tender Offer. Any shares of Common Stock not tendered or not purchased in the course of this Tender Offer will remain owned by the holder thereof and remain registered on such holder’s personal account in the shareholders’ register of the Company held by Joint Stock Company “Independent Registrar Company” or depo account with the depository, as applicable.

        At the Maximum Price of RUB 283.00 per share of Common Stock to be purchased under the Tender Offer, the Offeror could purchase 16,421,152 shares of Common Stock (including Common Stock represented by ADSs) if the Tender Offer is fully subscribed, which would have represented approximately 0.82% of the Company’s Issued Share Capital as of January 13, 2017, the latest practicable date for such determination prior to the publication of the Offer to Purchase. At the Minimum Price of RUB 253.00 per share of Common Stock to be purchased under the Tender Offer, the Offeror could purchase 18,368,324 shares of Common Stock (including Common Stock represented by ADSs) if the Tender Offer is fully subscribed, which would have represented approximately 0.92% of the Company’s Issued Share Capital as of January 13, 2017. The shares of Common Stock are listed and traded on the Moscow Exchange under the symbol “MTSS.” The ADSs are listed and traded on the New York Stock Exchange under the symbol “MBT.” Shareholders are urged to obtain current market quotations for the shares of Common Stock and the ADSs and current US dollar/ruble exchange rates before deciding whether and at what purchase price or purchase prices to tender their shares of Common Stock or ADSs.

The Offeror and Sistema Finance S.A. (“Sistema Finance”) a subsidiary of the Company’s majority shareholder Sistema Public Joint Stock Financial Corporation (“Sistema”), have entered into a stock purchase agreement (the “Purchase Agreement”) pursuant to which Sistema Finance has agreed not to tender or sell any shares of Common Stock in the Tender Offer (and to procure that none of its affiliates will tender or sell any shares in the Tender Offer) and instead has agreed to sell to the Offeror, following completion of the Tender Offer, a pro rata number of shares of Common Stock based on the final number of shares that the Offeror purchases in the Tender Offer following settlement of the Share Purchase Agreements, such that Sistema’s (together with its affiliated entities’) aggregate percentage ownership and voting power in the Company after the Tender Offer will be substantially equal to Sistema’s and such affiliates’ ownership and voting power as of the date of commencement of the Tender Offer. As described in more detail in the Offer to Purchase, Sistema Finance may sell up to a maximum amount of 18,387,273  shares of Common Stock pursuant to the Purchase Agreement. The purchase of shares of Common Stock pursuant to the Purchase Agreement will be carried out at the same price per share of Common Stock as is determined and paid as the Strike Price in the Tender Offer. Settlement (including transfer of the shares of Common Stock and payment thereof) is expected to occur no earlier than on the eleventh business day following the expiration of the Tender Offer but during the period from the second to fourth business day following announcement of the final Tender Offer Results. The closing of the purchase of shares of Common Stock pursuant to the Purchase Agreement is subject to the completion of the Tender Offer. Assuming that the Tender Offer is fully subscribed for RUB 4,647,186,170, the aggregate purchase price for the shares of Common Stock purchased from Sistema Finance under the Purchase Agreement is expected to be RUB 4,651,980,169 (corresponding to US$78,040,265 translated at the Exchange Rate). Sistema (together with its affiliated entities) beneficially owns 993,961,917 shares of Common Stock (in the form of shares and ADSs), representing beneficial ownership of approximately 49.74% (50.03% excluding shares of Common Stock held by the Company’s subsidiaries) of the Company’s Issued Share Capital as of January 13, 2017.

The Company may decide at some time in the future to cancel the shares of Common Stock (including shares of Common Stock represented by ADSs) purchased in the Tender Offer and purchased from Sistema Finance pursuant to the Purchase Agreement. However, the Company (through its subsidiaries) may hold such shares of Common Stock for a certain period of time (including long-term) due to, among other things, the fact that (i) the cancellation process pursuant to Russian law may be lengthy, and (ii) the Company (together with its subsidiaries) may use some or all of the purchased shares of Common Stock for general corporate purposes including for the purposes of obtaining financing for day-to-day operations.

Subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), the Offeror reserves the right, at any time prior to the announcement of the results of the Tender Offer, to extend the period of time during which the Tender Offer is open and thereby delay acceptance for payment of, and payment for, any shares of Common Stock (including shares of Common Stock represented by ADSs). The Company shall notify Shareholders of any such revision, change or extension promptly by public announcement. The Company will post such announcement on its website not later than 10:00 a.m. (Moscow time) and by press release in the US and file such announcement with the SEC no later than the earlier of 9:00 a.m. New York City time and the first opening of the New York Stock Exchange in each case, on the next US Business Day after the scheduled expiration date of the Tender Offer.

The Tender Offer will expire, with respect to the shares of Common Stock, at 10:00 a.m., Moscow time, on February 15, 2017 (the “Common Stock Closing Date”) and, with respect to the ADSs, at 5:00 p.m., New York City time, on February 14, 2017 (the “ADS Closing Date”), unless the Offeror exercises its right to extend the period of time during which the Tender Offer will remain open, in which event the term “expiration time” shall refer to the latest time and applicable Closing Date at which the Tender Offer, as so extended by the Offeror, shall expire.

Holders of shares of Common Stock desiring to tender shares of Common Stock must follow the procedures set forth in the Offer to Purchase and in the related Common Stock Letter of Transmittal. In accordance with the instructions set forth in the Common Stock Letter of Transmittal, Holders of shares of Common Stock desiring to tender such securities must specify the price or prices, not greater than RUB 283.00 nor less than RUB 253.00 per share of Common Stock, at which they are willing to tender their shares of Common Stock in the Tender Offer. Alternatively, Holders of shares of Common Stock desiring to tender shares of Common Stock can choose not to specify a price and, instead, elect to tender their shares of Common Stock at the Strike Price, which could result in the tendering Holders of shares of Common Stock receiving the minimum price of RUB 253.00 per share. See the Offer to Purchase for recent market prices for the shares of Common Stock.

ADS Holders desiring to tender ADSs must follow the procedures set forth in the Offer to Purchase and in the related ADS Letter of Transmittal. In accordance with the instructions set forth in the ADS Letter of Transmittal, ADS Holders desiring to tender such securities must specify the price or prices, not greater than RUB 566.00 nor less than RUB 506.00 per ADS (in increments of RUB 10.00), at which they are willing to tender their ADSs in the Tender Offer. Alternatively ADS Holders desiring to tender ADSs, can choose not to specify a price and, instead, elect to tender their ADSs at the Strike Price, which could result in the tendering ADS Holders receiving the minimum price of RUB 506.00 per ADS. See the Offer to Purchase for recent market prices for the ADSs.

Upon the terms and subject to the conditions of the Tender Offer, if, based on the Strike Price, shares of Common Stock (including shares of Common Stock represented by ADSs) having an aggregate purchase price in excess of RUB 4,647,186,170 are properly tendered at or below the Strike Price or as Strike Price Tenders and not properly withdrawn prior to the expiration time of the Tender Offer, such shares of Common Stock will be purchased from Holders of shares of Common Stock and ADS Holders who properly tendered shares of Common Stock (including shares of Common Stock represented by ADSs) at or below the Strike Price or as Strike Price Tenders and who did not properly withdraw them, on a pro rata basis.

Tenders of shares of Common Stock are irrevocable, except that such shares of Common Stock may be withdrawn at any time prior to 10:00 a.m. (Moscow time) on February 15, 2017 and Holders of shares of Common Stock may also withdraw their previously tendered shares of Common Stock if the tender of such shares of Common Stock is not accepted for payment as provided in the Offer to Purchase by the earlier of: (i) the expiration of five Russian business days after crediting the shares of Common Stock to the Offeror’s account under the share purchase agreement; and (ii) by 12:00 midnight March 20, 2017. For purposes of the Tender Offer, shares of Common Stock that are properly tendered at or below the Strike Price or as Strike Price Tenders and not properly withdrawn will be deemed to have been accepted for payment (and therefore purchased), subject to the proration provisions of the Tender Offer, only when, as and if the Offeror gives written notice to the Common Stock Tender Agent of the acceptance of the shares of Common Stock for payment pursuant to the Tender Offer.

For a withdrawal of a tender of shares of Common Stock to be effective, you must complete, sign and deliver a Notice of Withdrawal to Joint Stock Company “Independent Registrar Company” at the addresses and according to the procedures specified in the Offer to Purchase, or have your duly authorized representative do it on your behalf.

        Tenders of ADSs are irrevocable, except that such ADSs may be withdrawn at any time prior to 5:00 p.m. (New York City time) on February 14, 2017 and, unless such ADSs have been accepted for payment as provided in the Offer to Purchase by 12:00 midnight on March 20, 2017, you may also withdraw such ADSs at any time after March 20, 2017. For purposes of the Tender Offer, the shares of Common Stock underlying ADSs that are properly tendered at or below the Strike Price or as Strike Price Tenders and not properly withdrawn will be deemed to have been accepted for payment (and therefore purchased), subject to the proration provisions of the Tender Offer, only when, as and if the Offeror gives written notice to the ADS Tender Agent of the acceptance of the shares of Common Stock represented by ADSs for payment pursuant to the Tender Offer.

For an ADS withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the ADS Tender Agent at one of its addresses listed on the front cover of the ADS Letter of Transmittal. Any notice of withdrawal must specify the name of the person having tendered the ADSs to be withdrawn, the number of ADSs to be withdrawn and the name of the registered ADS Holders to be withdrawn. If certificates for ADSs to be withdrawn have been delivered to the ADS Tender Agent, then, prior to the release of those certificates, the serial numbers shown on those certificates must be submitted to the ADS Tender Agent and, unless an eligible institution has tendered those ADSs, an eligible institution must guarantee the signatures on the notice of withdrawal. If an ADS Holder has used more than one ADS Letter of Transmittal or has otherwise tendered ADSs in more than one group of ADSs, the ADS Holder may withdraw ADSs using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If ADSs have been tendered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn ADSs and otherwise comply with the book-entry transfer facility’s procedures.

The Offeror will determine, in its sole discretion, all questions as to the form and validity, including the time of receipt, of notices of withdrawal, and each such determination will be final and binding on all parties. None of the Company, the Offeror, the Common Stock Tender Agent, the ADS Tender Agent, Georgeson LLC, as information agent for the Tender Offer with respect to ADS Holders and with respect to receiving inquiries from US holders of shares of Common Stock (the “Information Agent”), or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Company’s Board of Directors believes that the Tender Offer is the most appropriate means of returning capital to the Shareholders, as it provides the Shareholders with the opportunity to tender all or a portion of their holdings and thereby receive a return of some or all of their investment if they so elect.

The receipt of cash pursuant to the Tender Offer by a Shareholder will be a taxable transaction for US federal income tax purposes and may be a taxable transaction for non-US tax purposes as well. In such case, depending on relevant circumstances, the tendering US holder will generally be treated either as recognizing gain or loss from the disposition of the shares of Common Stock or ADSs or as receiving a distribution. Part V of the Offer to Purchase further sets forth certain material Russian and US federal income tax consequences of the Tender Offer. Tax consequences to each Shareholder will vary depending on individual circumstances, and each Shareholder should consult and seek individual advice from an appropriate professional tax adviser regarding the tax consequences of the Tender Offer to such Shareholder.

At the Company’s Board meeting on December 20, 2017, the Board approved the transactions related to the Tender Offer and the Company, as the sole shareholder of the Offeror, has approved the Tender Offer and the Purchase agreement in the aggregate amount not exceeding US$156 million / RUB 9.3 billion. On January 11, 2017, the Company, being the sole shareholder of the Offeror, approved the purchase by the Offeror of shares of Common Stock (including Common Stock represented by ADSs) in the Tender Offer and under the Purchase Agreement in the aggregate amount not exceeding US$156 million / RUB 9.3 billion. However, none of the Company, the Offeror or any member of the Company’s Board of Directors, Credit Suisse Securities (USA) LLC, the Dealer Manager for the Tender Offer, JP Morgan Chase Bank, N.A., the ADS Depositary and ADS Tender Agent for the Tender Offer, Joint Stock Company “Independent Registrar Company,” the Common Stock Tender Agent for the Tender Offer, Limited Liability Company «NRC Stock Market», the Common Stock Depositary and Broker for the Tender Offer, or Georgeson LLC, or Georgeson (a trading name of Computershare Investor Services PLC) the Information Agent for the Tender Offer, makes any recommendation to you as to whether you should tender or refrain from tendering your Common Stock or ADSs or purchase prices at which you may choose to tender your Common Stock or ADSs. None of the Company, the Offeror or any member of their Board of Directors, the Dealer Manager, the ADS Depositary and ADS Tender Agent, the Common Stock Tender Agent, the Common Stock Depositary and Broker or the Information Agent, has authorized any person to make any recommendation with respect to the offer. You must make your own decision as to whether to tender your Common Stock or ADSs and, if so, how many Common Stock or ADSs to tender and the purchase price or purchase prices at which you will tender them. In doing so, you should consult your own financial, legal and tax advisors, and read carefully and evaluate the information in the Offer to Purchase and the related Letters of Transmittal.

The Directors and Officers of the Company have indicated that they do not intend to participate in the Tender Offer and will retain their current holdings. As a consequence (assuming successful completion of the Tender Offer), they may end up owning a greater percentage of the Issued Share Capital after the Tender Offer than they did before, as there may be fewer shares of Common Stock in issue after completion of the Tender Offer if the Company decides to cancel the tendered shares of Common Stock.

Neither shares of Common Stock nor ADSs may be tendered in the Tender Offer by guaranteed delivery.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Offeror is also filing with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information relating to the Tender Offer.

Rule 13e-4 under the Exchange Act generally prohibits the Company and its affiliates from purchasing any shares of Common Stock or ADSs, other than in the Tender Offer, until ten business days after the Tender Offer expires, except pursuant to certain limited exceptions provided in Rule 14e-5. Pursuant to Rule 14e-5(b)(12) under the Exchange Act and due to the fact that Russian legislation does not prohibit this, the Offeror or its nominees or brokers may from time to time make certain purchases of, or arrangements to purchase shares of Common Stock outside the United States, otherwise than pursuant to the Tender Offer, before or during the period in which the Tender Offer remains open for acceptance, such as in open market purchases at prevailing prices or privately negotiated purchases at negotiated prices. In the event that the Offeror or its nominees or brokers purchase or make arrangements to purchase Common Stock for a consideration greater than the Strike Price, the Strike Price will be increased to match the higher price. Such purchases, or arrangements to purchase will comply with applicable laws.

Credit Suisse Securities (USA) LLC is acting exclusively for the Offeror and the Company as dealer manager in connection with the Tender Offer and the production of the Offer to Purchase and is not advising, or acting for, any other person and will not be responsible to any person other than the Offeror and Company for providing the protections afforded to the clients of Credit Suisse Securities (USA) LLC or for providing advice in relation to the Tender Offer or any other matters or arrangements referred to or contained in the Offer to Purchase.

Copies of the Offer to Purchase, the related Common Stock Letter of Transmittal and ADS Letter of Transmittal are being mailed to all Holders of shares of Common Stock and ADS Holders, including brokers, dealers, commercial banks, trust companies and other nominees and similar persons whose names, or the names of whose nominees, appear on the Company’s list of Holders of shares of Common Stock and ADS Holders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Common Stock and ADSs. The Tender Offer is explained in more detail in those materials.

If you have questions on how you can deliver Common Stock Letters of Transmittal in order to participate in the Tender Offer in respect of shares of Common Stock, please call the Common Stock Tender Agent on 8-800-200-80-72 (from within the Russian Federation), the Information Agent on 1-866-257-5415 (toll free from within the United States) and 00800-3814-3814 (toll free from within Europe).

If you have questions on how you can participate in the Tender Offer in respect of the ADSs, please call the Information Agent on 1-866-257-5415 (toll free from within the United States) and 00800-3814-3814 (toll free from within Europe) and at the following email address: MTS-offer@georgeson.com. Banks, brokers and institutional holders within the United States may call 1-866-257-5415.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

U.S. Toll Free Number for Shareholders, Banks and Brokers: (866) 257-5415
Toll Free Number for European Shareholders: 00 800 3814 3814
E-mail: MTS-offer@georgeson.com

January 17, 2017

71709 Georgeson Inc.

doremus fp (212) 366-3800

Description: Mobile TeleSystems Public Joint Stock Company—Tender

DoremusGraphics/71709-MobileTele

01/17/2017